===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               __________________

                               Amendment No. 2 to
                                   SCHEDULE TO
                                  (RULE 13e-4)
                             TENDER OFFER STATEMENT
                                      Under

                          SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               __________________


                                PMC-SIERRA, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))
                               __________________


            3.75% CONVERTIBLE SUBORDINATED NOTES DUE AUGUST 15, 2006
                         (Title of Class of Securities)
                               __________________


                           69344F AB 2 and 69344F AA 4
                      (CUSIP Number of Class of Securities)
                               __________________

                                  Alan F. Krock
                           Vice President, Finance and
                             Chief Financial Officer
                                PMC-Sierra, Inc.
                               3975 Freedom Circle
                          Santa Clara, California 95054
                                 (408) 239-8000

       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
                               __________________

                                    Copy to:
                                   Neil Wolff
                        Wilson Sonsini Goodrich & Rosati
                            Professional Corporation
                               650 Page Mill Road
                               Palo Alto, CA 94304
                                 (650) 493-9300
                               __________________

                        CALCULATION OF REGISTRATION FEE*
======================================= ========================================
        TRANSACTION VALUATION                       AMOUNT OF FILING FEE
--------------------------------------- ----------------------------------------
           $150,000,000                                   $12,135
======================================= =====-==================================

 * Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934. Based upon the maximum amount of cash that might be paid for the 3.75% Convertible Subordinated Notes due August 15, 2006 the ("Notes") assuming that $150 million aggregate principal amount of outstanding Notes are purchased at a price of $1,000 per $1,000 principal amount.

      [X]  Check  box if any  part  of the fee is  offset  as  provided  by Rule
      0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: $12,135            Filing party: PMC-Sierra, Inc.
      Form or Registration No.: 5-44213          Date filed: December 3, 2003

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

      [ ]  third-party tender offer subject to Rule 14d-1.
      [X]  issuer tender offer subject to Rule 13e-4.
      [ ]  going-private transaction subject to Rule 13e-3.
      [ ]  amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]
================================================================================

                                  TENDER OFFER

         PMC-Sierra, Inc., a Delaware corporation ("PMC-Sierra") amends and supplements the Issuer Tender Offer Statement on Schedule TO (the "Statement"), originally filed on December 3, 2003, as amended December 19, 2003, with the United States Securities and Exchange Commission (the "Commission") in connection with PMC-Sierra's offer to purchase for cash, on the terms and subject to the conditions set forth in the Offer to Purchase, (the "Offer to Purchase"), and Letter of Transmittal (the "Letter of Transmittal"), up to $150 million aggregate principal amount of PMC-Sierra's outstanding 3.75% Convertible Subordinated Notes due August 15, 2006 (the "Notes").

ITEM 4.  TERMS OF THE TRANSACTION.

         Item 4 is hereby amended and restated as follows:

         The Offer expired at 5:00 PM New York City Time on Tuesday, January 6, 2004. PMC-Sierra has accepted for purchase at a purchase price of $1,000 plus related accrued interest to, but excluding, the payment date for each $1,000 principal amount of Notes, all $106,929,000 aggregate principal amount of the Notes tendered. On January 7, 2004 PMC-Sierra issued a press release announcing the final results of the offer. A copy of this press release is filed as Exhibit
(a)(2)(ii) to the Statement and is incorporated herein by reference.

ITEM 12.  EXHIBITS.

         Item 12 is hereby amended and restated as follows:

       Exhibit
       Number                                Description
--------------------    --------------------------------------------------------

     (a)(1)(i)             Offer to Purchase, dated December 3, 2003.(1)

     (a)(1)(ii)            Letter of Transmittal, dated December 3, 2003.(1)

     (a)(1)(iii)           Letter to Clients, dated December 3, 2003.(1)

     (a)(1)(iv) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated December 3, 2003.(1)

     (a)(1)(v)             Instructions to Form W-9.(1)

     (a)(2)(i)             Press  Release  Regarding  Offer,  dated  December 3,
                           2003.(1)

     (a)(2)(ii)            Press Release Regarding Offer Results,  dated January
                           7, 2004.(2)

     (d)(1) Indenture, dated as of August 6, 2001, between PMC-Sierra, Inc. and U.S. Bank National Association, as successor to State Street Bank and Trust Company of California, N.A, as Trustee (previously filed as
                           Exhibit 4.1 to the PMC Sierra, Inc. Registration Statement on Form S-3 as filed with the Securities and Exchange Commission on September 26, 2001 (Registration No. 333-70248), and incorporated herein by reference).


(1)      Previously filed
(2)      Filed herewith

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                   PMC-SIERRA, INC.

                                   By:  /s/ Alan Krock
                                       --------------------------------------
                                        Alan Krock
                                        Vice President, Finance and
                                        Chief Financial Officer

Date: January 7, 2004

                                  EXHIBIT INDEX


       Exhibit
       Number                                Description
--------------------    --------------------------------------------------------

     (a)(1)(i)             Offer to Purchase, dated December 3, 2003.(1)

     (a)(1)(ii)            Letter of Transmittal, dated December 3, 2003.(1)

     (a)(1)(iii)           Letter to Clients, dated December 3, 2003.(1)

     (a)(1)(iv) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated December 3, 2003.(1)

     (a)(1)(v)             Instructions to Form W-9.(1)

     (a)(2)(i)             Press  Release  Regarding  Offer,  dated  December 3,
                           2003.(1)

     (a)(2)(ii)            Press Release Regarding Offer Results,  dated January
                           7, 2004.(2)

     (d)(1) Indenture, dated as of August 6, 2001, between PMC-Sierra, Inc. and U.S. Bank National Association, as successor to State Street Bank and Trust Company of California, N.A, as Trustee (previously filed as
                           Exhibit 4.1 to the PMC Sierra, Inc. Registration Statement on Form S-3 as filed with the Securities and Exchange Commission on September 26, 2001 (Registration No. 333-70248), and incorporated herein by reference).


(1)      Previously filed
(2)      Filed herewith